## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 90870 / January 7, 2021

Admin. Proc. File No. 3-19419

In the Matter of

ERHC ENERGY, INC. and
IDDRIVEN, INC.

OPINION OF THE COMMISSION AS TO IDDRIVEN, INC.

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

**Failure to Comply with Periodic Filing Requirements**

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the company's securities.

APPEARANCES:

*David S. Frye* and *David Misler* for the Division of Enforcement.

IDdriven, Inc. ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that it did not file required periodic reports.[1]  Respondent again failed to respond to an order to show cause why it should not be found in default.[2]  We now find Respondent to be in default, deem the allegations of the OIP to be true as to it, and revoke the registration of its securities.

## I.        Background

### A.        The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On September 5, 2019, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934.  Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4]  The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5]  Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6]  These requirements are imposed "for the proper protection of

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[1]    *ERHC Energy, Inc.*, Exchange Act Release No. 86880, 2019 WL 4242449 (Sept. 5, 2019).  The OIP also initiated proceedings against respondent ERHC Energy, Inc. ("ERHC").  The Division of Enforcement moved for a ruling on the pleadings as to ERHC.  This order does not apply to ERHC as the Commission denied the Division's motion in a separate order.  *ERHC Energy, Inc.*, Exchange Act Release No. 90517 (Nov. 24, 2020), https://www.sec.gov/litigation/opinions/2020/34-90517.pdf.

[2]    *ERHC Energy, Inc.*, Exchange Act Release No. 90301, 2020 WL 6487973 (Nov. 2, 2020).

[3]    15 U.S.C. § 78*l*(j).

[4]    15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[5]    *Id.*

[6]    17 C.F.R. §§ 240.13a-1, .13a-13.

investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it repeatedly failed to meet its obligations to file timely periodic reports. The OIP further alleges that Respondent also failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Respondent (CIK No. 1605024) is a revoked Nevada corporation located in Auburn, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2017, which reported a net loss of $1,170,508 for the prior nine months. As of August 16, 2019, the common stock of Respondent was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets"), had seven market makers and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as to it as provided in the Rules of Practice.[10]

## B.     Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP, but did not answer it. November 2, 2020, more than ten days after service on Respondent, it was ordered to show cause by November 16, 2020, why the registration of its securities should not be revoked by default due to its failure to file an answer and to otherwise defend this proceeding.[11] Respondent was warned that if it "fail[ed] to respond to th[e] order to show cause, it may be deemed in default, the proceeding may be determined against it, and the registrations of its securities may be revoked." Respondent did not subsequently answer the OIP or respond to the show cause order.

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[7]     15 U.S.C. § 78m(a).

[8]     *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]     17 C.F.R. § 201.220(b).

[10]     *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]     *See supra* note 2.

## II.    Analysis

**A.    We hold Respondent in default, deem the OIP's allegations to be true as to it, and find it violated the Exchange Act by failing to file required periodic reports.**

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[12]  Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13]  Because Respondent has failed to answer, and has not responded to the order to show cause, we find it appropriate to deem it in default and to deem the allegations of the OIP to be true as to it.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports.  The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

**B.    We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.**

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[15]  We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a

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[12]    17 C.F.R. § 201.220(f).

[13]    17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]    *See supra* notes 4-8 and accompanying text.

[15]    15 U.S.C. § 78*l*(j).

[16]    *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at \*4 (May 31, 2006).

[17]    *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at \*12 (Nov. 4, 2013).

violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports for multiple years.[19]  These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[20]  An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21]  Respondent's "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22]  And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance.  Nor has it made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation.  Respondent has failed to make a "strongly compelling showing" to justify another sanction.  We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

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[18]     *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at \*4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at \*7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at \*5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at \*4 (July 18, 2011).

[19]     *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at \*2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at \*5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[20]     *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at \*4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[21]     *Accredited Bus. Consolidators*, 2015 WL 5172970, at \*2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22]     *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at \*5 (quoting *America's Sports Voice*, 2007 WL 858747, at \*3).

An appropriate order will issue.

By the Commission (Chairman CLAYTON and Commissioners PEIRCE, ROISMAN, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 90870 / January 7, 2021

Admin. Proc. File No. 3-19419

In the Matter of

ERHC ENERGY, INC. and
IDDRIVEN, INC.

ORDER IMPOSING REMEDIAL SANCTIONS AS TO IDDRIVEN, INC.

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of IDdriven, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of January 8, 2021.

By the Commission.

Vanessa A. Countryman
Secretary